SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated April 27th, 2009 announcing Registrant’s first quarter financial results.

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: April 27th, 2009

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM REPORTS FINANCIAL
RESULTS FOR Q1 2009

– Positive Cash Flow of $0.9M Brings Cash and Equivalents to $40M –

        KFAR SAVA, Israel – April 27, 2009 – Silicom Ltd. (NASDAQ and TASE: SILC) today reported its financial results for the first quarter ended March 31, 2009.

        Revenues for the first quarter of 2009 were $5.0 million compared with $7.7 million for the first quarter of 2008. Net income for the quarter was $0.9 million, or $0.13 per share (basic and diluted), compared with $1.7 million, or $0.26 per share (basic and diluted), for the first quarter of 2008.

        As of March 31, 2009, the Company’s cash, cash equivalents and marketable securities totaled $40.1 million, an increase of $0.9 million compared with December 31, 2008.

        Commenting on the results, Shaike Orbach, President and CEO, said, “In the face of economic headwinds, we are pleased to have been able to deliver good bottom line performance and to generate additional cash of nearly $1 million, an achievement that demonstrates the efficiency of our operations and the attractiveness of our business model. The reduction in our sales is due entirely to today’s difficult market environment – especially the decision of two of our ‘10% customers’ to cut their inventories dramatically, leading them to reduce the volume of ongoing purchase orders in the short term as they draw down existing stocks. The fact that we have been able to compensate partially through sales to other customers confirms the importance of our large and diverse customer base, a key asset which remains intact despite today’s macro environment. The combination of this solid customer base, the long-term potential of our largest customers and our significant cash reserves represents a steady platform from which we are weathering the downturn and continuing to move forward.”

Conference Call Details:

Silicom’s Management will host an interactive conference today, April 27th, at 9am EDT (6am Pacific Time, 4pm Israel Time) to review and discuss the results. To participate, please call one of the following numbers approximately 10 minutes before that time.

US: 1 866 345 5855 (toll free)
UK: 0 800 404 8418 (toll free)
ISRAEL: 03 918 0609 (not toll free)
INTERNATIONAL: +972 3 918 0609 (not toll free)

        The call will also be broadcast live over the web, through a link accessible from Silicom’s website prior to the call. For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website, at: www.silicom.co.il

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1-646-201-9246
E-mail: erang@silicom.co.il	E-mail : info@gkir.com

– FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated
Statements of Income

(US$ thousands, except for share and per share data)

	Three-month period ended March 31,
	2009	2008

Sales	$5,018	$7,703
Cost of sales	3,078	4,445

Gross profit	1,940	3,258

Research and development costs	637	857
Selling and marketing expenses	379	544
General and administrative expenses	275	409

Total operating expenses	1,291	1,810

Operating income	649	1,448

Financial income, net	344	247

Income before income taxes	993	1,695
Income tax expense (benefit)	126	(41)

Net income	$867	$1,736

Basic income per ordinary share	$0.13	$0.26

Weighted average number of ordinary shares used
to compute basic income per share (in thousands)	6,694	6,663

Diluted income per ordinary share	$0.13	$0.26

Weighted average number of ordinary shares used
to compute diluted income per share (in
thousands)	6,791	6,800

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	March 31, 2009	December 31, 2008

Assets

Current assets
Cash and cash equivalents	$19,440	$14,568
Marketable securities	9,822	8,426
Accounts receivables: Trade, net	4,415	4,849
Accounts receivables: Other	294	353
Inventories	5,371	5,269
Deferred tax assets	181	210

Total current assets	39,523	33,675

Marketable securities	10,799	16,204
Assets held for employees' severance benefits	962	1,066
Deferred tax assets	214	234
Property, plant and equipment, net	742	795

Total assets	$52,240	$51,974

Liabilities and shareholder's equity

Current liabilities
Trade accounts payable	$2,026	$2,681
Other accounts payable and accrued expenses	2,120	2,054

Total current liabilities	4,146	4,735

Liability for employees' severance benefits	1,785	1,905

Total liabilities	5,931	6,640

Shareholders' equity
Ordinary shares and additional paid-in capital	33,210	33,102
Treasury shares	(38)	(38)
Retained earnings	13,137	12,270

Total Shareholders' equity	46,309	45,334

Total liabilities and shareholders equity	$52,240	$51,974